UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Green Plains Renewable Energy, Inc.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

393222104
(CUSIP Number)

Alain Treuer Wilon Holdings S.A. MMG Tower, 16th Floor 53rd E Street, Marbella Panama City, Republic of Panama (507) 208-7086	With a copy to: Carl H. Amon III White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ྑ࿠

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104
1.	Name of Reporting Person Wilon Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X][1]
13.	Percent of Class Represented by Amount in Row (11) 8.4% (based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) OO

1  As a result of the Shareholders’ Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein. Based on the information provided to the Reporting Persons, Bioverda International Holdings Limited directly beneficially owns 11,227,653 shares of the Issuer's common stock, representing 45.5% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 973,126 shares of the Issuer’s common stock, representing 3.9% of the issued and outstanding common stock of the Issuer.

CUSIP No. 393222104
1.	Name of Reporting Person Alain Treuer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X][2]
13.	Percent of Class Represented by Amount in Row (11) 8.4% (based upon 24,694,000 shares outstanding as of October 23, 2008, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) IN

2  As a result of the Shareholders’ Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein. Based on the information provided to the Reporting Persons, Bioverda International Holdings Limited directly beneficially owns 11,227,653 shares of the Issuer's common stock, representing in the aggregate 45.5% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 973,126 shares of the Issuer’s common stock, representing 3.9% of the issued and outstanding common stock of the Issuer.

This Schedule 13D/A (Amendment No. 1) is being filed to amend and supplement the original Schedule 13D of the Reporting Persons filed on October 27, 2008 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the original Schedule 13D shall remain unchanged. Capitalized terms used and not defined herein have the meanings ascribed thereto in the original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of the Put and Call Agreement (VBV) and the Put and Call Agreement (GPRE), on October 31, 2008, Wilon acquired from Bioverda US 554,879 and 766,000 shares of common stock of the Issuer, respectively, for which acquisition funds were provided by Wilon out of its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Put and Call Agreement (VBV)

The closing of the VBV put option to sell to Wilon 554,879 shares of Issuer’s common stock occurred on October 31, 2008. The VBV call option was exercisable by Wilon at any time on or before November 15, 2008; however, it terminated on October 31, 2008 upon the closing of the related VBV put option. The Reporting Persons received no consideration in connection with this termination.

         Put and Call Agreement (GPRE)

The closing of the GPRE put option to sell to Wilon 766,000 shares of Issuer’s common stock occurred on October 31, 2008. The GPRE call option was exercisable at any time on or before November 15, 2008; however, it terminated on October 31, 2008 upon the closing of the related GPRE put option. The Reporting Persons received no consideration in connection with this termination.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As disclosed on the cover page of this Statement, as a result of the Shareholders’ Agreement by and among the Issuer, Bioverda International, Bioverda US, Wilon and Wayne Hoovestol, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Bioverda International, Bioverda US and Mr. Hoovestol. Pursuant to the exercise of the VBV put option and GPRE put option, Bioverda US sold to Wilon an aggregate of 1,320,879 shares of the Issuer’s common stock, which, based on the information provided to the Reporting Persons, represented all of the shares of the Issuer’s common stock owned directly by Bioverda US. Therefore, following the close of the put options, the Reporting Persons may be deemed to be the beneficial owners of 11,227,653 shares of the Issuer's common stock directly beneficially owned by Bioverda International Holdings Limited, representing 45.5% of the issued and outstanding common stock of the Issuer, and of 973,126 shares of the Issuer’s common stock beneficially owned by Wayne Hoovestol, representing 3.9% of the issued and outstanding common stock of the Issuer. Wilon and Mr. Treuer each disclaim any such beneficial ownership except to the extent of their pecuniary interest therein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

A.	Agreement of Joint Filing.†

B.	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.†

C.
Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC, Wilon Holdings S.A. and Wayne Hoovestol.†

D.	Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.†

E.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.†

F.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A.†

G.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wayne Hoovestol. †

H.	Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.†

I.	Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008. †

J.	Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.†

K.	Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008.†

† Previously incorporated by reference.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008

Wilon Holdings S.A.

By:	/s/ Alain Treuer
Name: Alain Treuer

Alain Treuer
/s/ Alain Treuer